Exhibit 99.1

MTS Announces Rescheduling of Payments to
Former Shareholders of Vexigo Ltd.

Company Also Announces a Proposed $700K Equity Private Placement

RA'ANANA, Israel / River Edge, NJ, USA – February 18, 2016 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of video advertising solutions for online and mobile platforms and telecommunications expense management (TEM), announced today that the Company has reached an agreement with the former shareholders of Vexigo Ltd., a company that the Company acquired in April 2015, to extend the payment schedule relating to the funds owed to them. In addition, the Company announced a proposed equity private placement of approximately $700,000, which is subject, among other conditions, to the approval of the Company’s shareholders.

Commenting on the news, Mr. Lior Salansky, MTS’s CEO, said, “The revised payment terms and capital infusion will improve our financial condition and will enable us to increase our investment in technology, furthering our goal to remain a technology leader in the on-line advertising market.”

Details of the Debt Reschedule

Under the original terms of the Vexigo Share Purchase Agreement (the “Agreement”), the Company agreed to pay the former Vexigo shareholders $500,000 on each of August 15, 2015 and October 1, 2015 and to distribute to them the net working capital of Vexigo as of the closing of the acquisition. Due to lower than projected cash flows, payments to the former shareholders were postponed as well as the payment of a portion of a dividend that was declared prior to the closing of the transaction. The aggregate indebtedness payable to the former Vexigo shareholders (excluding any earn-out payment under the Agreement) is currently estimated to be $2.6 million.

The agreed upon extension provides for the payment of $400,000 in February 2016, additional payments of $100,000 on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1.2 million in the aggregate), a payment of $300,000 on May 10, 2017, a payment of $400,000 on July 10, 2017, and the remaining balance, including a final payment of $300,000 and any earn out on October 10, 2017.

In the event that the Company will have a cash balance (not including any draw down from its bank credit line) on July 10, 2016 or on the 10th day of any succeeding  month in excess of: (i) $3.3 million, the Company will pay a one-time pre-payment of $300,000 on account of the payments scheduled to be made in 2017; or (ii) if the cash balance is equal to or exceeds $4.0 million, the Company will pay a one-time pre-payment of the lesser of $900,000 or the remaining balance that is owed to the former Vexigo shareholders. The parties also agreed that if, at any time, the Company’s cash balance is lower than $2.5 million, the Company may stop all payments until its cash balances return to that level.

Details of the Private Placement

The participants in the proposed private placement are expected to be Mr. Lior Salansky, CEO of the Company, two of its directors (Mr. Chaim Mer, Chairman of the Company, and Mr. Roger Challen) and the former Vexigo shareholders. The Company will accelerate payment of a portion of the debt due to the former Vexigo shareholder in the event the private placement is consummated. The proceeds of the private placement are expected to further augment the Company’s working capital and equity and a portion of the proceeds is expected to be used to reduce the amount due to Vexigo’s former shareholders.

According to the terms of the proposed private placement, the price per share will be equal to the higher of: (i) $1.00; (ii) the closing price of the Company’s ordinary shares on the NASDAQ Capital Market on the trading day prior to the date of the closing; or (iii) the average closing price of the Company’s ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the date of such closing. In addition, it was agreed that in the event the price per share will be in excess of $1.40, or will reflect a premium of more than 25% over the then current market price, each of the purchasers may choose not to participate in the private placement. The closing of the private placement is subject to customary closing conditions, including the approval of the Company’s shareholders, and the investment of a minimum of $500,000.

The Company intends to accelerate the payment of up to $500,000 of the indebtedness payable to the former Vexigo shareholders, subject to the consummation of the private placement. Should the former Vexigo shareholders participate in the private placement, their aggregate investment is estimated to be approximately $400,000 (representing the accelerated payment, net of taxes). The accelerated payment will be deducted from the final installment payable in 2017.

The terms of the agreement with the former Vexigo shareholders and the private placement have been approved by the Company’s Audit Committee and Board of Directors. Due to the expected participation of various related parties, the Company intends to convene an extraordinary shareholders meeting, at which time shareholder approval of the private placement will be sought. In addition, shareholder approval of a reverse share split that will allow the Company to regain compliance with NASDAQ’s continued listing requirements will be sought.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

The terms of the agreement with the former Vexigo shareholders and the private placement were approved by the Company’s Audit Committee and Board of Directors. The details of the restructuring and the proposed private placement are listed below.

For more information, please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.mualem@mtsint.com